

Mail Stop 4631

August 29, 2017

<u>Via E-Mail</u>
Mr. Martin A. Sumichrast
Chairman, Chief Executive Officer, and President
Level Brands, Inc.
4521 Sharon Road, Suite 450
Charlotte, NC 28211

> **Re: Level Brands, Inc.**
> **Supplemental Response to Draft Registration Statement**
> **Submitted August 10, 2017**
> **CIK No. 0001644903**

Dear Mr. Sumichrast:

    We reviewed your August 10, 2017 supplemental response and have the following comments.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

1. We have read your responses to prior comments 3 and 4. In regard to I'M1 and EEI, please address the following:

    •   We note that you utilize the master advisory and consulting agreement with kiWW to provide services to I'M1 and EEI and "incur intercompany expenses that are eliminated upon consolidation." It appears to us that this essentially results in I'M1 and EEI recording revenues related to their operations but not recording all related expenses. As noted in your interim statement of operations, this resulted in you allocating income to the non-controlling interests in I'M1 and EEI, thereby increasing the net loss that you allocated to your common shareholders. Please revise your filing to more fully address the potential risks and consequences to common shareholders as a result of the non-controlling interests; and

    •   We note that I'M1 has entered into transactions in which it provided services in exchange for stock and warrants. Please revise your filing to more fully address the potential risks and consequences to your operating results and liquidity as a result of I'M1 providing services in exchange for non-cash consideration.

2. We note your disclosure that NuGene is not a related party; however, it appears to us it had a pre-existing relationship with kathy ireland and affiliated entities. If accurate, please disclose that fact. Also, to the extent that any other entities with which you entered into material agreements had a pre-existing relationship with you or kathy ireland and affiliated entities, please disclose that fact.

3. In regard to your transactions related to NuGene, please address the following:

   • Disclose whether NuGene has paid the $50,000 account receivable due on June 30, 2017. If not, explain how you have determined that this receivable is collectable;

   • Identify the related party to whom you sold the NuGene shares, explain how it determined the consideration that it paid, and explain why it provided consideration that appears to significantly exceed the value of the underlying stock that it received; and

   • Disclose the terms of the short term note receivable that you received as partial consideration for the NuGene shares. If this receivable is still outstanding, explain how you have determined that it is collectable.

4. In regard to your transactions with Formula Four Beverages, please disclose and discuss the nature and extent of the "recent financing activities" that you relied on to value the warrants that you received to purchase 1,600,000 shares of its common stock.

Interim Consolidated Financial Statements

Consolidated Statements of Cash Flows

5. It is not clear to us how amounts presented as proceeds from sale of common stock for the interim periods ended March 31, 2017 and 2016 reconcile with disclosures in your filing. Please clarify or revise.

Note 2 – Acquisitions; Note 4 – Intangible Assets

6. We have read your response to prior comment 11. Please address the following:

   • Explain why the wholesale license agreement and the master advisory and consulting agreement with kiWW have defined terms;

   • Explain how you determined that extensions will be "a simple formality"; and

   • Identify Entity A and Entity B, noted in your response.

       You may contact Melinda J. Hooker, Staff Accountant, at (202) 551-3732 or Anne M. McConnell, Staff Accountant, at (202) 551-3709 if you have questions about comments on the financial statements and related matters. You may contact Edward M. Kelly, Special Counsel, at (202) 551-3728 or me at (202) 551-3765 if you have any other questions.

                                     Very truly yours,

                                     /s/ Pamela A. Long

                                     Pamela A. Long
                                     Assistant Director
                                     Office of Manufacturing and Construction

cc: <u>Via E-mail</u>
          Brian A. Pearlman, Esq.
          Charles B. Pearlman, Esq.
          Pearlman Law Group LLP
          2200 Corporate Boulevard, N.W., Suite 210
          Boca Raton, FL 33431